Mail Stop 7010

						September 26, 2005


via U.S. mail and Facsimile

Mary Beth Gustafsson
Senior Vice President, General Counsel and Secretary
American Standard Companies Inc.
One Centennial Avenue
P.O. Box 6820
Piscataway, New Jersey 08855-6820

	Re:	American Standard Inc.
Form S-4/A filed September 16, 2005
File No. 333-124857

Form 10-K for Fiscal Year Ended December 31, 2004
Form 10-Q for Fiscal Quarters Ended March 31, 2005 and June 30,
2005
File No. 001-11415

Dear Ms. Gustafsson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-K for the year ended December 31, 2004

Notes to Financial Statements
Note 14. Warranties, Guarantees, Commitments and Contingencies,
page
66

1. We read your responses to our comment 50 from our letter dated June 10, 2005 and comment 11 from our letter dated August 18, 2005.
You disclosed that costs associated with claims that might be filed
against you in the future were not recorded because you did not believe your history and experience with asbestos-related litigation was sufficient to allow it to make a reasonable estimate of this liability. You also disclosed that because claims are frequently filed and settled in large groups, the amount and timing of settlements, as well as the number of open claims, can fluctuate significantly from period to period. You also indicated that approximately 40% of all claims filed against you were filed in a 20-
plus year period prior to 2002, 40% were filed in the 16-month period
from January 2002 through April 2003, and the remaining 20% were spread relatively evenly over the next 20 months through December 2004. You disclosed that you believed the dramatic increase in filings in the 16-month period from January 2002 through April 2003 was influenced by the bankruptcy filings of numerous asbestos defendants in asbestos-related litigation and the prospect of various forms of state and federal judicial and legislative reforms.
Based
on your responses and current disclosure it is still unclear how you determined you could not reasonably estimate a liability for future claims prior to the fourth quarter of 2004. Please tell us how you determined the activity related to the portion of your claims filed prior to 2002 did not provide a substantial enough basis for you to estimate your liability for future potential asbestos-related claims, with an adjustment to this estimate for any abnormality in the trend, which you attribute to be influenced by the bankruptcy filings of numerous asbestos defendants in asbestos-related litigation and the prospect of various forms of state and federal judicial and legislative reforms. Your disclosure related to retaining the assistance of Dr. Rabinovitz of HR&A indicates that Dr. Rabinovitz is a respected expert in performing complex calculations such as this and that she has been involved in a number of asbestos-related valuations of current and future liabilities, and her valuation methodologies have been accepted by numerous courts. Please tell us what factors lead you to seek the assistance of HR&A in calculating your estimate of your total liability for pending and unasserted potential future asbestos-related claims in the fourth quarter 2004, rather than in an earlier period.

2. We read your responses to our comment 52 from our letter dated June 10, 2005 and comment 11 from our letter dated August 18, 2005.
As of December 31, 2004, your total receivable for probable asbestos-related insurance recoveries was $406 million. You also stated that approximately $292 million of your recorded asbestos receivable is in litigation in New Jersey. Please supplementally provide us with the following information related to the period 1999 through the present:
* historically, the total amount of claims from insurance companies you have received related to previously recorded asbestos receivables and
* historically, the amount of asbestos receivables previously recorded, for which you later determined were uncollectible.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and
?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct accounting comments to Meagan Caldwell, Staff Accountant, at (202) 551-3754 or, in her absence, to Rufus Decker, Branch Chief, at (202) 551-3769. Direct questions on disclosure issues to Tamara Brightwell, Staff Attorney, at (202) 551-3751 or, in her absence, to Lesli Sheppard, Senior Staff Attorney, at (202) 551-
3708, or the undersigned at (202) 551-3760.


Sincerely,



Pamela A. Long
Assistant Director

cc: 	Neal J. White, Esq.
	David A. Cifrino, Esq.
	McDermott Will & Emery LLP
	227 West Monroe Street
	Chicago, Illinois 60606-5096

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Mary Beth Gustafsson
American Standard Inc.
September 26, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE